UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
ENERGY PARTNERS, LTD.
(Name of Subject Company)
______________
ENERGY PARTNERS, LTD.
(Names of Filing Persons-Offeror)

______________
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

______________
29270U105
(CUSIP Number of Class of Securities)
______________
John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
______________

Copies to:

John Schuster, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

Calculation of Filing Fee
Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.
☒            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On March 12, 2007, the Company issued a press release announcing the Company’s intention to launch an equity tender offer and a press release announcing the Company’s intention to launch a debt tender offer, each of which was filed with the Commission on Form 8-K set forth on the Exhibit Index hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit
No.
99.1	Form 8-K, dated March 12, 2007.*

* Previously filed with the SEC.